Filed Pursuant to Rule 433

File No. 333-251124

FINAL TERM SHEET

Dated September 8, 2021

WALMART INC.

$2,000,000,000 1.800% Notes Due 2031

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	1.800% Notes Due 2031 (the “2031 Notes” or “Notes”)

Aggregate Principal Amount:	$2,000,000,000

Issue Price (Price to Public):	99.645% of aggregate principal amount

Maturity Date:	September 22, 2031

Coupon (Interest Rate):	1.800%

Benchmark Treasury:	UST 1.250% due August 15, 2031

Spread to Benchmark Treasury:	+50 basis points

Benchmark Treasury Price and Yield:	99-05+ / 1.339%

Yield to Maturity:	1.839%

Interest Payment Dates:	Interest will accrue from September 22, 2021.

Interest on the Notes will be payable semi-annually on March 22 and September 22 of each year, beginning on March 22, 2022.

Interest Payment Record Dates:	March 7 and September 7 of each year.

Day Count Convention:	30/360

Optional Redemption Provisions:	Walmart may redeem the Notes at any time prior to June 22, 2031, at its option, either as a whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date, and

• the sum of the present values of the Remaining Scheduled Payments, plus any accrued and unpaid interest to, but excluding, the redemption date.

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Applicable Treasury Rate plus 10 basis points.

The term “Applicable Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, Walmart will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The term “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming the Notes matured on the Par Call Date (as defined below)) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing a new issue of corporate debt securities of comparable maturity to the remaining term of the Notes.

The term “Independent Investment Banker” means one of the Reference Treasury Dealers that Walmart appoints to act as the Independent Investment Banker from time to time.

The term “Comparable Treasury Price” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date.

The term “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer by 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The term “Reference Treasury Dealer” means each of BofA Securities, Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC or one of their respective affiliates or successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), Walmart will substitute another Primary Treasury Dealer for such entity.

The term “Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming the Notes matured on the Par Call Date); provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The Notes will also be redeemable, in whole or in part, at the option of Walmart at any time on or after June 22, 2031, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The term “Par Call Date” means the date on which Walmart may first redeem the Notes pursuant to the redemption rights described in the paragraph immediately above.

Any notice of optional redemption must be mailed to each registered holder of the 2031 Notes being redeemed not less than 10 days nor more than 60 days prior to the redemption date.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$1,983,900,000

Use of Proceeds:	Walmart Inc. intends to use an amount equal to the net proceeds from the sale of the Notes to finance or refinance, as applicable, a portfolio of Eligible Green Investments (as defined in the Preliminary Prospectus Supplement related to this offering) that meet the eligibility criteria outlined under the heading “Use of Proceeds” in the Preliminary Prospectus Supplement relating to this offering.

Settlement Date:	T+10; September 22, 2021

Joint Book-Running Managers:	AmeriVet Securities, Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
C.L. King & Associates, Inc.
Morgan Stanley & Co. LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Senior Co-Managers:	BBVA Securities Inc.
Goldman Sachs & Co. LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
NatWest Markets Securities Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Academy Securities, Inc.
CastleOak Securities, L.P.
Guzman & Company
ICBC Standard Bank Plc
Lloyds Securities Inc.
Loop Capital Markets LLC

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142 ET6

ISIN:	US931142ET65

Ratings:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-251124).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) AmeriVet Securities, Inc. toll-free at 1-646-809-6943, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322, (iii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iv) C.L. King & Associates, Inc. toll-free at 1-800-743-6626, (v) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, (vi) Samuel A. Ramirez & Company., Inc. toll-free at 1-800-888-4086 or (vii) Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311.

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